UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Closing of Acquisition of 60% Equity Interest in Brightray Science Inc.

On September 15, 2026, BUUU Group Limited, a company incorporated in the British Virgin Islands (the “Company”), closed its previously announced acquisition of a 60% equity interest in Brightray Science Inc. (“Brightray”), a provider of fully integrated, prefabricated modular data center solutions. Upon the closing of the transaction, Brightray became a consolidated subsidiary of the Company.

As previously disclosed in the Report on Form 6-K of the Company filed with the Securities and Exchange Commission on September 3, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with DeedTech Inc. (the “Seller”) and Mr. Wang Bin on September 3, 2026. At the closing of the transaction contemplated under the Share Purchase Agreement (the “Closing”), the Company issued to the Seller (i) 2,000,000 Class A ordinary shares of the Company (the “Consideration Shares”) at a fixed issue price of US$20.00 per share, and (ii) a non-negotiable, non-transferable promissory note in an initial face amount of US$200,000,000 (the “P-Note”), which is settleable solely in Class A ordinary shares of the Company at a fixed issue price of US$20.00 per share in annual installments determined by reference to the Net Profit (as defined in the Share Purchase Agreement) of Brightray for the fiscal years ending June 30, 2027, 2028 and 2029. The Consideration Shares and any Class A ordinary shares issued in settlement of the P-Note are subject to the lock-up and transfer restrictions set forth in the Share Purchase Agreement. The Company holds a call option, exercisable during the three years following the Closing, to acquire the remaining 40% equity interest in Brightray.

Following this issuance and the Closing, the Company has a total of 18,847,500 issued and outstanding ordinary shares, consisting of 13,847,500 Class A ordinary shares and 5,000,000 Class B ordinary shares. The Seller holds approximately 10.6% of the total issued and outstanding shares of the Company, representing approximately 1.8% of the total voting power.

EXHIBITS INDEX

Exhibit No.	Description
10.1	Non-Negotiable, Non-Transferable Promissory Note dated September 15, 2026 issued by BUUU Group Limited to DeedTech Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUUU Group Limited

Date: September 16, 2026	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

3